[redacted]

08029607

SECU[...]SSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-42036 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM Services Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rancich (212) 407-4604
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Rancich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM Services Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID P. BRIGNONI
Notary Public, State of New York
No. 02BR6172401
Qualified in New York County
Commission Expires 08/06/2011

Signature

Treasurer
Title

Notary Public

State of New York
County of New York
Sworn to before me this 20 day of February, 2008.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition. Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GAM SERVICES INC. AND SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2007

## Table of Contents

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

The Board of Directors and Stockholder
GAM Services Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of GAM Services Inc. and Subsidiary (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of GAM Services Inc. and Subsidiary as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2008

## GAM SERVICES INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,433,300 |
| Other assets | | 37,200 |
| Total assets | $ | 2,470,500 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued expenses | $ | 55,000 |
| Due to affiliates | | 110,600 |
| Total liabilities | | 165,600 |
| Stockholder's equity: | | 2,304,900 |
| Total liabilities and stockholder's equity | $ | 2,470,500 |

See accompanying notes to consolidated statement of financial condition.

## (1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company was the selling agent for GAM Avalon Lancelot, LLC (Avalon) (Avalon ceased operations during 2007) and is involved in the private placement of unregistered funds (the Funds). The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC). The Company is a wholly owned subsidiary of GAM USA Inc. (the Parent) which is owned by GAM Holding AG. The Company's ultimate parent is Julius Baer Holding AG, a Swiss bank holding company.

The Company owns all of the outstanding common stock of GAM Funding Inc. (GAM Funding). GAM Funding is a Delaware corporation which commenced operations in May 1998.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Presentation and Principles of Consolidation*

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, GAM Funding. All inter-company accounts and transactions have been eliminated in consolidation.

### *(b) Cash and Cash Equivalents*

The Company considers money market funds and other short term investments with maturities at acquisition of less than three months to be cash equivalents.

### *(c) Income Taxes*

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

### *(d) Fair Value of Financial Instruments*

Financial instruments, which consist of cash and accounts receivable, are reported at their carrying amounts which approximate fair value given the short term nature of these items.

## (3) Income Taxes

Pursuant to a tax sharing arrangement, which allows for current treatment of all temporary differences, the Company treats such differences as current. At December 31, 2007, the Company had $166,800 payable to the Parent resulting from the tax sharing agreement.



(Continued)

## (4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule). The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2007, the Company had net capital, as defined, of $1,802,100 exceeding the requirements by $1,777,100. The Company's aggregate indebtedness to net capital ratio was 9% at December 31, 2007.

## (5) Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with a major financial institution.

## (6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The balance in Due to Affiliates includes $75,000 that resulted from such expenses, as well as disbursements made by the Parent on the Company's behalf, and income tax expense allocated to the Company. Such amounts are settled on a timely basis. The balance in Due to Affiliates also includes $65,000 payable to an affiliate for disbursements made on the Company's behalf.

The Company earned revenue for acting as the selling and private placement agent for certain affiliated funds as a result of the service agreement between the Company and the Parent. Due to Affiliates at December 31, 2007 includes a receivable from the Parent of $204,700 related to these services.

## (7) Recently Issued Accounting Pronouncements

In 2006, the Financial Accounting Standards Board released Interpretation 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109* (FIN 48). The Interpretation addresses how taxpayers should account for uncertain tax positions. FIN 48 requires that the Company recognize in its consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by tax authorities based on the technical merits of the position. The Company does not expect the adoption of FIN 48 to have a material impact to it. The Interpretation is effective January 1, 2008 for the Company.

# SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
GAM Services Inc. and Subsidiary:

In planning and performing our audit of the consolidated statement of financial condition of GAM Services Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END